UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

MANCHESTER UNITED PLC

(Name of Issuer)

Class A ordinary shares, par value $0.0005 per share

(Title of Class of Securities)

G5784H106

(CUSIP Number)

c/o Manchester United plc

Old Trafford

Manchester M16 0RA

United Kingdom

+44 (0) 161 868 8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 22, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5784H106	13D	Page 1 of 6 Pages

1	NAMES OF REPORTING PERSONS Kevin Glazer Irrevocable Exempt Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,899,366
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,899,366

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,899,366
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%
14	TYPE OF REPORTING PERSON OO (Trust)

CUSIP No. G5784H106	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Kevin E. Glazer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,899,366
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,899,366

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,899,366
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G5784H106	13D	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS KEGT Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,765,392
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,765,392

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,765,392
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. G5784H106	13D	Page 4 of 6 Pages

Explanatory Note

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on August 23, 2013 (as amended to date, the “Schedule 13D”), relating to the Class A ordinary shares, par value $0.0005 per share (the “Class A ordinary shares”) of Manchester United plc, a Cayman Islands company (the “Issuer”). This Amendment No. 6 is filed by the Kevin E. Glazer Irrevocable Exempt Family Trust (the “Trust”), KEGT Holdings LLC (the “LLC”) and Kevin E. Glazer (the “Trustee” and, together with the Trust and the LLC, the “Reporting Persons”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following information.

Strategic Process

On November 22, 2022, the Issuer announced that the Issuer’s board of directors (the “Board”) was commencing a process to explore strategic alternatives, including, new investments into the Issuer, or a sale, merger, or other transaction involving the Issuer (the “Strategic Process”).

As part of the Strategic Process, the Reporting Persons intend to engage in discussions with third-parties, management, the Board, other representatives of the Issuer, and/or with other holders of securities of the Issuer. In connection with these discussions, the Reporting Persons, including Mr. Glazer in his position as a member of the Board, may suggest, take a position regarding, or participate in, a variety of matters relating to the Strategic Process, which may include, among other things, suggesting changes to the Issuer’s operations, management, corporate governance, capital structure, and control, as well as other alternatives that relate to or would result in: an extraordinary corporate transactions, such as a merger, tender-offer, take-private, or other transaction that could result in the delisting or deregistration of the Class A ordinary shares; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes to the Issuer’s charter or bylaws or changes in management or the composition of the Board.

To facilitate their consideration of such matters, the Reporting Persons, in their individual capacity, intend to retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

CUSIP No. G5784H106	13D	Page 5 of 6 Pages

As a result of these considerations or as a result of the Strategic Process, the Reporting Persons may, from time to time and at any time, (a) acquire additional securities of the Issuer in open market transactions, privately negotiated transactions, through a tender offer or otherwise, or (b) dispose of any or all of their securities of the Issuer in open market transactions, privately negotiated transactions, in connection with an extraordinary corporate transaction, or otherwise.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

CUSIP No. G5784H106	13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 22, 2022

Kevin Glazer Irrevocable Exempt Family Trust

By:	/s/ Kevin E. Glazer
Name:	Kevin E. Glazer
Title:	Trustee

Kevin E. Glazer

/s/ Kevin E. Glazer
Name:	Kevin E. Glazer

KEGT Holdings LLC

By:	Kevin Glazer Irrevocable Exempt Family Trust, its sole member

By:	/s/ Kevin E. Glazer
Name:	Kevin E. Glazer
Title:	Trustee